EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Historical							As Adjusted
						Six months ended June 30,		For the twelve months ended June 30,

	Fiscal year ended December 31,

(in thousands, except ratios)	1999	2000	2001	2002	2003	2003	2004	2004
						(unaudited)		(unaudited )
Earnings:

Income (loss) before income taxes	1,068	8,702	36	2,009	8,768	2,298	4,538	(1,095)

Add: Fixed charges	4,682	5,460	9,177	28,578	27,212	13,176	14,646	40,182

Total earnings	5,750	14,162	9,213	30,587	35,980	15,474	19,184	39,087

Fixed Charges:

Interest	4,083	4,858	8,230	26,620	24,365	11,875	12,853	36,461
Amortization/debt issue costs & bond discount				719	1,861	828	1,094	2,509
Interest factor of rental expense(a)	599	602	947	1,239	986	473	699	1,212

Total fixed charges	4,682	5,460	9,177	28,578	27,212	13,176	14,646	40,182

Ratio of earnings to fixed charges	1.2	2.6	1.0	1.1	1.3	1.2	1.3	1.0

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense	1,797	1,805	2,842	3,716	2,958	1,418	2,097	3,637
Interest factor	33%	33%	33%	33%	33%	33%	33%	33%

Total	599	602	947	1,239	986	473	699	1,212